SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 30, 2022
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(7):
☐

Exhibit

99.1

Release dated November 30, 2022, “RESULTS

OF ANNUAL GENERAL MEETING”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: November 30, 2022

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)
RESULTS OF ANNUAL

GENERAL MEETING
DRDGOLD

shareholders

(“
Shareholders
”)

are

advised

that

at

the

annual

general

meeting

(“
AGM
”)

of
Shareholders held yesterday,

29 November

2022, all the ordinary

and special resolutions, as set

out in the notice
of AGM dated 28 October 2022, were approved by the requisite majority of Shareholders present or represented
by proxy at the AGM. Further details regarding the

voting results for each of the resolutions are contained below.
All resolutions proposed at the AGM,

together with the number and

percentage of shares voted, the percentage
of shares abstained, as well as the percentage of votes

carried for and against each resolution, are as follows:
Ordinary resolution

number 1
: Appointment

of BDO

South Africa

Inc. (with

the designated

external audit

partner
being Jacques Barradas) as the independent external auditors of the Company

Shares Voted
516 852 618
59.78%

Abstained
0.14%

For
99.98%
Against
0.02%
Ordinary resolution number 2
: Re-election of Mr Tim Cumming

as a director of the Company
Shares Voted
516 855 988
59.78%

Abstained
0.14%

For
96.17%
Against
3.83%
Ordinary resolution number 3 : Re-election of Mr Jean Nel as a director of the Company
Shares Voted
516 855 288
59.78%

Abstained
0.14%

For
98.05%
Against
1.95%
Ordinary resolution number 4:
Re-election of Mrs Charmel Flemming as a director

of the Company
Shares Voted
516 855 988
59.78%

Abstained
0.14%

For
99.98%
Against
0.02%
Ordinary resolution number 5 : General authority to issue securities for cash
Shares Voted
516 856 118
59.78%

Abstained
0.14%

For
90.68%
Against
9.32%

Ordinary resolution numbers

6.1 – 6.4
: Re-appointment of Audit Committee members
Ordinary resolution number 6.1 : Re-appointment of Mr Johan Holtzhausen (Chairman)
Shares Voted
516 855 988
59.78%

Abstained
0.14%

For
96.39%
Against
3.61%
Ordinary resolution number 6.2 : Re-appointment of Mr Jean Nel
Shares Voted
516 855 288
59.78%

Abstained
0.14%

For
97.96%
Against
2.04%
Ordinary resolution number 6.3 : Re-appointment of Mrs Prudence Lebina
Shares Voted
516 831 988
59.78%

Abstained
0.14%

For
99.98%
Against
0.02%
Ordinary resolution number 6.4 : Re-appointment of Mrs Charmel Flemming
Shares Voted
516 856 988
59.78%

Abstained
0.14%

For
99.98%
Against
0.02%
Ordinary resolution number 7 : Endorsement of the Remuneration Policy
Shares Voted
516 829 954
59.78%

Abstained
0.14%

For
98.98%
Against
1.02%
Ordinary resolution number 8 : Endorsement of the Implementation Report
Shares Voted
516 822 124
59.78%

Abstained
0.15%

For
99.10%
Against
0.90%
Ordinary resolution number 9 : Authority for the directors to sign all required documents
Shares Voted
516 856 988
59.78%

Abstained
0.14%

For
99.98%
Against
0.02%
Special resolution number 1 : General authority to repurchase issued securities
Shares Voted
516 852 493
59.78%

Abstained
0.14%

For
93.33%
Against
6.67%

Special resolution number 2 : Approval of non-executive directors’ remuneration
Shares Voted
516 833 324
59.78%

Abstained
0.14%

For
94.00%
Against
6.00%
Notes
-

Percentages of shares voted are calculated in relation to

the total issued share capital of DRDGOLD.
-

Percentages of shares voted

for and against are

calculated in relation to

the total number

of shares voted
for each resolution.
-

Abstentions are calculated as a percentage in relation

to the total issued share capital of DRDGOLD.
Johannesburg

30 November 2022
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